EXHIBIT 99.1

Aeterna Zentaris Announces Novo Nordisk to acquire rights to Macrilen™ in United States and Canada

CHARLESTON, S.C., Nov. 01, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX: AEZS) announces that it was advised yesterday that Strongbridge BioPharma Plc has signed an agreement with Novo Nordisk A/S pursuant to which Novo Nordisk will acquire from Strongbridge Biopharma Plc its rights to Macrilen™ in the United States and Canada.

Aeterna Zentaris has licensed the rights to Macrilen™ in the United States and Canada to Strongbridge Biopharma.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an oral ghrelin receptor agonist, to be administered in the diagnosis of patients with adult growth hormone deficiency.  Aeterna Zentaris has entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. For more information, visit www.zentaris.com.

Contact:

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
843-900-3201